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                             June 22, 2020

       Lauren Romer
       General Counsel
       Ping Identity Holding Corp.
       1001 17th Street, Suite 100
       Denver, Colorado 80202

                                                        Re: Ping Identity
Holding Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 18,
2020
                                                            CIK No. 0001679826

       Dear Ms. Romer:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Robert E. Goedert